EXHIBIT 12

K2 Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(In thousands, except ratios)
Earnings (loss) from continuing operations:
Earnings (loss) from continuing operations before taxes	$12,516	$24,200	$(11,975)	$18,570	$17,575
Adjustments:
Fixed charges from continuing operations	13,230	15,878	14,432	9,928	11,516

	$25,746	$40,078	$2,457	$28,498	$29,091

Fixed charges from continuing operations:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$12,741	$14,814	$13,631	$8,966	$9,950
Interest included in rent	489	1,064	801	962	1,566

Total fixed charges from continuing operations	$13,230	$15,878	$14,432	$9,928	$11,516

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.9x	2.5x	$(11,975)	2.9x	2.5x

(1)	K2 computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations), by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.